October 1, 2021

VIA EDGAR

Mr. DeCarlo McLaren
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Guggenheim Active Allocation Fund (File No. 333-256687)
(the “Registrant”)

Dear Mr. McLaren:

On behalf of the Registrant, we wish to respond by this letter to comments of the U.S. Securities and Exchange Commission (“SEC”) staff conveyed via letter to Julien Bourgeois of Dechert LLP on July 1, 2021, regarding the Registrant’s initial registration statement filed on Form N-2.  Throughout this letter, capitalized terms have the same meaning as in the filing, unless otherwise noted. A summary of the SEC staff’s comment, followed by the response of the Registrant, is set forth below.

General Comments

Comment 1:
We note that significant portions of the registration statement are missing information or contain bracketed disclosure. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Response:	The Registrant acknowledges that the SEC staff may have additional comments in the future.

Comment 2:	Please tell us if you have presented any test the waters materials in connection with this offering. We may have additional comments based on your response.

Response:	The Registrant has not presented and does not intend to present any test the waters materials in connection with this offering.

Comment 3:
Prior to seeking effectiveness, please confirm that FINRA has reviewed the proposed underwriting terms and arrangements for the offering, including the amount of compensation to be allowed or paid to the underwriters and any other arrangements among the Fund, the underwriter, and other broker dealers participating in the distribution, and that FINRA has issued a statement expressing no objections to the compensation and other arrangements.

Response:
The Registrant confirms that FINRA has reviewed the proposed underwriting terms and arrangements for the offering, including the amount of compensation to be allowed or paid to the underwriters and any other arrangements among the Fund, the underwriter, and other broker dealers participating in the distribution, and FINRA issued a statement on September 29, 2021 expressing no objections with respect to the fairness and reasonableness of the proposed underwriting terms and arrangements.

Comment 4:	Please advise if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

Response:
The Registrant has not submitted and does not currently intend to submit any exemptive applications or no-action requests in connection with the registration statement. However, the Registrant reserves the right to rely on a managed distribution exemptive order in the future.

Outside Front Cover

Comment 5:	Please provide a toll-free telephone number for investors to make shareholder inquiries. See Form N-2, Item 1.1(d).

Response:	The Registrant has made the requested update in response to this comment.

Limited Term and Eligible Tender Offer (p. 4)

Comment 6:
With respect to the completion of an Eligible Tender Offer leading to the Fund’s perpetual existence, please disclose that the Adviser may have a potential conflict of interest in seeking to convert the Fund to a perpetual trust and in recommending any extension of the initial Dissolution Date.

Response:	The Registrant has made the requested updates in response to this comment.

Comment 7:	Please disclose, where appropriate, who will pay the costs and expenses associated with conducting a tender offer, regardless of whether a tender offer is consummated.

Response:	The Registration Statement currently includes the below disclosure, which is responsive to this comment. The Registrant respectfully declines to make any additional changes in response to the comment.

Regardless of whether the Eligible Tender Offer is completed or canceled, the Investment Adviser will pay all costs and expenses associated with the making of an Eligible Tender Offer, other than brokerage and related transaction costs associated with the disposition of portfolio investments in connection with the Eligible Tender Offer, which will be borne by the Fund and its Common Shareholders.

Prospectus Summary (pp. 5-42)

Comment 8:
We note that the Prospectus Summary section is 46 pages long. The summary should provide a clear and concise description of the key features of the offering and the Fund, with cross references to relevant disclosures elsewhere in the Prospectus or Statement of Additional Information (“SAI”). Please revise. See Instruction to Item 3.2 of Form N-2.

Response:	The Registrant has made the requested updates in response to this comment.

Comment 9:	With respect to the Investment Funds paragraph of the Investment Portfolio section, if indirect expenses from “investing in other investment companies” are more than one basis point, please add a caption for acquired fund fees and expenses (“AFFE”) and reflect such fees in the expense table.

Response:	The Registrant has updated the expense table to include a line item for AFFE based on current estimates of AFFE.

Comment 10:       With respect to the Management of the Fund section, please explain “effective leverage” in plain English.

Response:	The Registrant has made the requested update in response to this comment.

Summary of Fund Expenses (p. 42)

Comment 11:        Please provide the staff with a completed fee table and expense example for our review.

Response:	The Registrant has updated the Registration Statement with a completed fee table and expense example for the staff’s review.

Use of Financial Leverage (pp. 52-54)

Comment 12:	Please supplementally advise whether the Fund will continue to use leverage during the wind-down period prior to the Termination Date and, if so, why it would be appropriate to do so.

Response:	The Registrant confirms that it does not expect to use leverage during the wind-down period.

Portfolio Management (pp. 78-79)

Comment 13:       Please provide a basis for an investor to assess the expertise and experience of the Fund’s investment advisers with respect to the foreign markets in which the Fund will invest.

Response:	The Registrant respectfully acknowledges the comment but believes that the current disclosure is appropriate.

Comment 14:       Please disclose that the Sub-Advisers are jointly and primarily responsible for the day-to-day management of the Fund’s portfolio if applicable.

Response:
The Registrant confirms that it only has one sub-adviser, Guggenheim Partners Investment Management, LLC, which is primarily responsible for the day-to-day management of the Fund’s portfolio. The Registrant will add disclosure to disclose this in the Registration Statement.

Anti-Takeover and Other Provisions in the Fund’s Governing Documents (pp. 83-84)

Comment 15:
According to the disclosure, the Fund’s Governing Documents provide for restrictions on acquisition of control shares. We note that the Fund is a Delaware statutory trust and that Delaware has not adopted a control share acquisition statute. Please supplementally explain the legal basis for including these provisions in the Fund’s Governing Documents.

Response:	The Registrant is not aware of any provision of Delaware law, including without limitation, the Delaware Statutory Trust Act or court decisions interpreting Delaware law, that would prohibit a Delaware statutory trust from adopting a control share acquisition provision in its organizational documents. Delaware counsel agreed with the Registrant’s conclusion that Delaware law does not prohibit a statutory trust organized under the laws of Delaware from adopting such provision and further noted that as a general matter, the Delaware Statutory Trust Act gives maximum effect to the principle of freedom of contract (DSTA Section 3828(b)) and specifically provides that the organizational documents of a statutory trust may withhold from all or certain beneficial owners or a specified class, group of series of beneficial owners the right to vote on any matter (DSTA Section 3806(b)(4)).. The Registrant also is not aware of any provision of federal law that would prohibit the adoption of such a provision.

The Registrant notes that on May 27, 2020, the Staff of the Division of Investment Management issued a statement indicating that it would not recommend enforcement against registered closed-end investment companies that elect to opt into control share acquisition statutes under state law. The May 2020 statement regarding the application of control share acquisition statutes to registered funds focused on Maryland’s control share acquisition statute (the “Maryland Statute”), upon which the control share acquisition provision in the Registrant’s Governing Documents is modeled. The Registrant observes that, in the May 2020 statement, the Staff stated that “actions taken by a board of a fund, including with regard to control share statutes, should be examined in light of (1) the board’s fiduciary obligations to the fund, (2) applicable federal and state law provisions, and (3) the particular facts and circumstances surrounding the board’s decision.” Because the Registrant’s control share acquisition provision is modeled on the Maryland Statute, the Registrant’s adoption of the control share acquisition provision in its Governing Documents bears no meaningful distinction from closed-end funds organized in Maryland that have elected to opt into the Maryland Statute.

Repurchase of Common Shares; Conversion to Open-End Fund (p. 85)

Comment 16:       The Prospectus notes that the Board may take action to initiate an open market repurchase or tender offer to reduce or eliminate market discounts. Please discuss the specific repurchase plan, if applicable.

Response:	The Registrant does not currently have such a plan in place, and accordingly has not updated the disclosure.

Comment 17:        Please discuss the factors that the Board will consider in determining whether to propose a conversion.

Response:	The Registrant has updated its disclosure in response to this comment.

Cryptocurrency, Digital Assets, or Virtual Currency Investments (p. 95)

Comment 18:       Please note that the “Staff Statement on Funds Registered Under the Investment Company Act Investing in the Bitcoin Futures Market” encourages any closed-end fund that seeks to invest in the Bitcoin future markets to consult with the staff, prior to the filing of a registration statement. With respect to the Fund seeking investment exposure to cryptocurrency, please provide the percentage allocation of Fund assets to cryptocurrency, including the type of cryptocurrency. Please discuss the Fund’s anticipated compliance with the Investment Company Act and its rules, and how the Fund would provide for appropriate investor protection. We may have further comments.

Response:	The Registrant has removed all references to Cryptocurrency, Digital Assets, or Virtual Currency Investments.

Comment 19:       Please state prominently in the Prospectus that the Fund will not invest directly or indirectly (e.g., Bitcoin derivatives) in cryptocurrencies. In addition, state that, as the Fund does not invest directly or indirectly in cryptocurrencies, the Fund is not expected to track the price movements of any cryptocurrency.

Response:	The Registrant has removed all references to Cryptocurrency, Digital Assets, or Virtual Currency Investments.

Comment 20:       Please disclose that the Fund will only invest in cash-settled futures traded on an exchange registered with the Commodities Futures Trading Commission.

Response:	The Registrant has removed all references to Cryptocurrency, Digital Assets, or Virtual Currency Investments.

Comment 21:       With respect to the Fund seeking investment exposure to cryptocurrency through investment vehicles that offer exposure to Bitcoin, please specify exactly what other investment vehicles the Fund may invest in.

Response:	The Registrant has removed all references to Cryptocurrency, Digital Assets, or Virtual Currency Investments.

Consideration of Environmental, Social and Governance (“ESG”) Criteria (p. 95)

Comment 22:       Please consider moving the Consideration of ESG Criteria paragraphs to the section of the Prospectus responding to Item 8 of Form N-2.

Response:
The Registrant carefully considered this comment and believes that, based on Form N-2 items and disclosure standards, the Consideration of ESG Criteria paragraphs are currently correctly placed within Item 17 of Form N-2.

Comment 23:       Please describe the criteria the Sub-Adviser uses in assessing the information available from “third-party research,” consistent with its chosen ESG considerations.

Response:
Third-party research reports received by the Sub-Adviser on corporate issuers contain write-ups, scores, and flag certain business exposures. Third-party research, when available (it is typically on public companies), however, is only one of the inputs that can be considered within the ESG due diligence process conducted by the Sub-Adviser. The Sub-Adviser uses the information contained therein to help in forming its own ESG assessments. The weight given to third-party research depends upon the research analysts’ assessment of the information’s materiality and relevance to their research. The Sub-Adviser believes its research analysts, who are sector specialists and deeply involved in analyzing potential investments, are ultimately best positioned to determine the materiality of the ESG criteria. Accordingly, no change has been made to the disclosure about third party research.

Comment 24:       Please disclose, where appropriate, how the Fund will approach relevant ESG proxy issues for their portfolio companies. Alternatively, the Fund should explain in correspondence why it believes such disclosure is not required.

Response:
The Sub-Adviser takes an approach to proxy voting based on the proxy voting policy and procedures already attached to the SAI as Appendix B. The Registrant thus believes that no additional disclosure is necessary.

Codes of Ethics (p. 114)

Comment 25:       Please confirm whether the Fund’s code of ethics applies to transactions in Bitcoin and Bitcoin futures and whether employees are required to pre-clear such transactions.

Response:	The Registrant has removed all references to Cryptocurrency, Digital Assets, or Virtual Currency Investments.

Part C (p. 122)

Comment 26:       Per the FAST Act, please include Securities Act file numbers and hyperlinks to each exhibit identified in the exhibit index, and any other information incorporated by reference in the registration statement, if filed on EDGAR. See Rule 411 under the Securities Act and Rule 0-4 under the Investment Company Act.

Response:
The Registrant will include Securities Act file numbers and hyperlinks to each exhibit identified in the exhibit index, and any other information incorporated by reference in the registration statement, if filed on EDGAR.

Comment 27:       Please file the other finalized exhibits once they are available, but at least one week before anticipated effectiveness.

Response:	The Registrant will file the other finalized exhibits once they are available.

*      *      *

Please call the undersigned or Allison Fumai at Dechert LLP at 212.698.3526 with any questions or comments regarding this letter, or if they may assist you in any way.

Sincerely,

/s/ Mark Mathiasen
Mark Mathiasen
Secretary